Mail Stop 7010

						October 26, 2005

via U.S. mail and Facsimile

Howard L. Brown
Chief Financial Officer
Ahern Rentals, Inc.
4241 South Arville Street
Las Vegas, Nevada 89103

	Re:	Ahern Rentals, Inc.
Form S-4 filed September 29, 2005
File No. 333-128688

Dear Mr. Brown:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-4 filed September 29, 2005

General

1. We note your statement at the bottom of page 4. To the extent subsidiaries of the company come into existence and are made guarantors on the registered notes prior to the expiration of the offering period, we assume you will register the guarantees and update the facing page, the signature pages, and financial statements to reflect the guarantors. Please confirm.
2. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. Amend your filing to include a table of capitalization presentation which reflects the issuance on August 18, 2005 of the 9
1/4 % Second Priority Senior Secured Notes due 2013. Provide information that shows the composition of the company`s debt as of the most recent practical date. We note that as of August 31, 2005, the company appears to have outstanding long-term debt of $259.2 million which includes $200 million relating of Second Priority Senior Secured Notes. We also note that on September 14, 2005, the company purchased for approximately $21.6 million equipment that had been leased from General Electric Capital Corporation. The purchase was financed with borrowings under the Amended Credit Facility. Describe the impact on the financial statements of the purchase. Please confirm to us that the amount of $21.6 million represents the fair value of the equipment purchased.

4. Disclose in the filing the use made of the proceeds from the August 18, 2005 private placement of the 9 1/4% Second Priority Senior Secured Notes due 2013. We note that all or a portion of the proceeds were used to repay the amount outstanding under your 2004 credit facility. We note that as of June 30, 2005, the company appears to have unamortized debt issuance costs of $7.3 million. Please confirm to us that the related debt issuance costs have subsequently been written off. In addition, provide a brief discussion of the use of proceeds for the amount received in connection with the issuance of the unregistered notes in the prospectus summary.

Market and Other Data, page iv

5. To the extent that market data or statistical information is used throughout the prospectus, you should identify the source of the information. In addition, please provide us with copies of any publications that you cite to in this prospectus. Tell us whether any of the sources you have relied upon have prepared the information specifically for your company for a fee.

Prospectus Summary, page 1

6. Include a brief description of the business conducted by the company as required pursuant to Item 3(b) of Form S-4.

7. Revise this section to include the information required by Items
3(i) and 3(j) of Form S-4.


Prospectus Summary, page 1
The Exchange Offer, page 1

8. State the exemption relied upon, and the facts used to support the exemption, to issue the old notes. Revise "The Exchange Offer" section on page 21 accordingly.

Prospectus Summary, page 1
Expiration Date, page 2

9. As currently represented, the offer could be open for less than
20
full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

10. We note the statement here and on page 21 that "the longest we could keep the offer open would be until March 16, 2006, which is 210 days after the outstanding notes were issued." In the event of an extension of the offer due to a material change, please tell us how such a statement is consistent with Rule 14d-4(d)(2).

Prospectus Summary, page 1
Withdrawal Rights, page 4

11. Please confirm that note holders may withdraw tenders of the notes at any time before expiration of the offer.

Summary of the Terms of the Exchange Notes, page 4
Security and Ranking, page 4

12. Please provide the book value of the assets that are securing the exchange notes as of the date of the latest financial statements in the prospectus. Please also revise the risk factors section with similar disclosure.

13. Disclose the amount of subordinated indebtedness currently outstanding.

14. Revise to explain what "effectively junior" means.

Summary of the Terms of the Exchange Notes, page 4
Certain Indenture Provisions, page 5

15. Revise to disclose the amount of additional indebtedness you are permitted to incur.
Risk Factors, page 10
Our substantial level of indebtedness..., page 10

16. Please quantify your debt service costs.

17. Disclose the amount of unsecured debt currently outstanding.

Risks Relating to our Business, page 15

18. Include a risk factor discussing the risks to unrelated investors and the company regarding the fact that all the properties currently leased by the company are owned by related parties.

Risks Relating to our Business, page 15
We are controlled by one shareholder..., page19

19. Revise this risk factor to disclose that the remaining 3% of the outstanding common stock is held by Mr. Paul Ahern, the chief executive officer`s brother and a related party.

The Exchange Offer, page 21
Terms of the Exchange Offer; Period for Tendering Your Notes, page
21

20. On page 21, we note your reservation of the right to extend the period the exchange offer is open and "thereby delay acceptance for exchange of any notes". Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

21. We note the disclosure indicating that you will return any notes not accepted for exchange "as promptly as practicable" after the expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

22. Revise the final paragraph in this section to state that the notice you provide will disclose the number of securities tendered as of the date of the notice.

23. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offering following notice of the material change.

The Exchange Offer, page 21
Procedure for Tendering Notes, page 23

24. We note that you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

25. We note that you reserve the right to waive any defects, irregularities, or conditions to the exchange offer either before or after the expiration date. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise accordingly.

26. It appears that you are reserving the right to waive any defects, irregularities, or conditions with respect to particular holders.
Please revise to clarify under what circumstances you would treat holders differently.

27. Please tell us how your reservation of right to waive the ineligibility of any holder who seeks to tender notes in the exchange offer fits within the current Exxon Capital line of letters. We may have further comments after review of your response.

Withdrawal Rights, page 26

28. Please revise to state that unexchanged notes will be returned to the holder promptly after withdrawal, rejection of tender, or termination of the exchange offer. See Exchange Act Rule 14e-
1(c).

Description of the Notes, page 29
Repurchase at the Option of Holders, page 38
Change of Control, page 38

29. Please revise to clearly describe and define what would constitute a "change of control".

30. Disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange
Act.

Ratio of Earnings to Fixed Charges, page 83

31. Disclose as part of the presentation of selected historical financial and other data on page 84 the ratio of earnings to fixed charges. We suggest the disclosure be made under the sub caption, "Other Financial Data." The presentation on page 8 should likewise be revised.

32. Please revise your computation of the ratio of earnings to fixed charges to comply with the instructions in Item 503(d) of Regulation
S-K. Our primary concern relates to your treatment of loss on extinguishment of debt. Exhibit 12.1 should be revised.

Non-GAAP Measures, page 84

33. Please review and follow precisely the guidance in Item 10(e) of
Regulation S-K and the related FAQ with respect to the use of non-GAAP financial measures in Commission filings.

34. If the non-GAAP measure is also used as a measure of liquidity as you allude to, you should also reconcile it to Cash Flows from Operations.

Management`s Discussion and Analysis, page 87
Overview, page 87

35. We note that you use phrases such as "we are one of the leading equipment rental companies" to describe your business. Please revise here, and throughout the prospectus to disclose the measure upon which you base this. In addition, please tell us the basis for such similar statements.

36. It appears you issued five year notes in the aggregate principal amount of $90 million in 2004. Please revise to state the exemption relied upon and the facts to support the exemption used to issue the
2004 notes.

37. Revise your discussion of the Amended Credit Facility to state the amount currently outstanding under the facility, the amount currently available under the facility, and the interest rate as of the most recent date practicable. In the alternative, provide these disclosures in the Description of Other Obligations section on page
115 and provide a cross-reference to that section.

38. Disclose the effect a one percent change in the interest rate would have on your annual debt service. Revise your risk factor section to include similar disclosure.

39. In the event your borrowing availability falls below $25 million, your credit facility requires you to maintain certain financial ratios and covenants. Please revise to discuss these ratios and covenants in reasonable detail.



Contractual Obligations, page 98

40. Please revise your table of contractual obligations to include any future interest and purchase commitments including any assumptions you used to derive such amounts. In addition, please reconcile the operating lease obligation information shown on page 98 to the notes to the interim financial statements. If the information at the most recent interim date is materially different from that at year end, the interim statements should contain updated disclosure.

Business, page 101
Properties, page 107

41. Revise to state the general character of each of the properties.
See Item 102 of Regulation S-K. Clarify which properties you lease from related parties. Disclose the aggregate annual lease payments for leases to the related parties and non-related parties. Disclose the length of the leases.

42. Include the information required by Item 305 of Regulation S-K with regard to any market risks you face.

Business, page 101
Legal Proceedings, page 107

43. We note your disclosure regarding legal matters on pages 107,
F-
4, and F-15. Please tell us about the various pending matters and the basis for your conclusion that your ultimate liability will not have a material adverse effect on your financial position, results of
operations or cash flows.  Your disclosure should comply with SFAS
5
and FIN 14.

44. We note your disclosure on page 20 under the caption, "The nature of our business exposes us to liability claims, which may exceed the level of our insurance." You state, in part, that "...claims have been made against us, which, on their face, far exceeded the level of our insurance." Tell us the levels of insurance coverage the company carries and about any presently pending claims in which the amount claimed exceeds the level of your coverage. Discuss the levels of insurance coverage and the self insurance risk retained by the company.

Management, page 108
Directors, Executive Officers, and Key Employees, page 108

45. Revise to disclose the term of each director. See Item 401(a) of
Regulation S-K.



Executive Compensation, page 111

46. Please tell us how you accounted for the $3,007,232 forgiveness of debt on the interest-free loan to your CEO in 2004. In addition, tell us the composition of the non-cash distribution to affiliate of
$4,369,313 which is disclosed on page F-14. The notes to the financial statements should more adequately describe these items.

Security Ownership of Certain Beneficial Owners and Management,
page
112

47. Revise this section to provide the information in tabular format substantially similar to that indicated in Regulation S-K Item
403.

Certain Relationships and Related Party Transactions, page 112

48. On page 113, you disclose that the company made a cash distribution to the shareholders in October 2004, who then contributed this amount to DFA, LLC, which then paid that amount to the company in repayment of advances that had been made to it. Please revise to clarify the following:

* that the shareholders who received the cash distribution were Don
Ahern and Paul Ahern;
* that DFA, LLC was owned by various members of the Ahern family and the company, and that Don Ahern was the managing member of DFA, LLC;
and
* therefore, the shareholders that received the cash distribution from the company used that same cash to repay advances made by the company to DFA, LLC.

49. On page 115, please identify the executive officers you made loans to in your last three fiscal years and briefly disclose the terms of the loans.

Description of Capital Stock, page 116

50. Revise this section to state, if true, that the common stock is validly issued.

Summary of Material United States Federal Income Tax
Considerations,
page 117

51. Please delete the statement that the tax discussion is for "general information only" as this section should contain a discussion of the material tax consequences of the exchange offer.

Available Information, page 118

52. Please delete the language that the discussion of your contracts and documents are "qualified in their entirety by reference" to materials that are not in the prospectus. Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form. See
Rule 411(a) of Regulation C.

53. Given that you have stated you will include filings that you make under the Exchange Act on your website, you should revise this section to include your web address.

Index to Financial Statements, page 120

54. Update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Interim Financial Statements, page F-1

55. Please review the guidance in Rule 10-01(a)(5) of Regulation
S-X
and assure that your interim financial statements include all required disclosures.

56. The interim financial statements should include disclosure of the composition of inventory. Refer to Rule 10-01(a)(2) of Regulation S-
X.

Balance Sheet, June 30, 2005, page F-1

57. Please advise us, with a view toward disclosure in the filing, of the reasons for the increase in inventory between the most recent year and the most recent interim date for which financial statements are included in the filing. In addition, please advise us for the same dates of the reasons for the increase in "Accounts payable, other". The extent to which the company`s business is seasonal should be discussed in the narrative description of the company`s business in accordance with Item 101(C)(1)(v) of Regulation S-K. Please expand the related disclosure found on page 88.

Nature of Business and Summary of Significant Accounting Policies, page F-4

58. Revise the first sentence of the second paragraph under the caption, "Nature of business and summary of significant accounting policies", to recognize that the present filing is a registration statement pursuant to the Securities Act of 1933.

Income Taxes, page F-11

59. We note the company is presently an S Corporation. Please advise us whether in the foreseeable future the company contemplates that either voluntarily or involuntarily it will not qualify as an S
Corporation.
Revenue Recognition, page F-11

60. Please disclose whether equipment rental revenue is recognized on a straight line basis over the term of the lease. Please refer to paragraph 19 of SFAS 13. We note the company leases its equipment on a daily, weekly or monthly basis. We assume there are no leases of longer duration and that leases do not contain terms for renewal or rent escalation clauses. Please advise and provide clarifying disclosure.

61. We note that revenue from equipment rentals includes fuel. Please tell us the amount of fuel revenue in each period presented and the reason the company believes inclusion of such revenue with equipment rentals is appropriate. It is unclear whether classification with other revenue would be more appropriate.

Other Related Party Transactions/Balances, page F-14

62. Please tell us your basis for capitalizing the production crew`s labor and other administrative costs as part of the cost of equipment acquired from Xtreme Manufacturing. Also tell us the amount of such capitalized costs for the periods presented in your filing.

Exhibits, page II-1

63. Each amendment to the registration statement should include a currently dated consent of the independent registered public accounting firm.

Signatures, page II-5

64. Please revise to indicate the officer that signs in the capacity of principal accounting officer. See Form S-4 Instruction 1.

Exhibit 5.1

65. Please delete the assumptions in clause (a) of the third paragraph since this represents an overly broad assumption that is covered by the matters you must opine on.

66. Please disclose the state upon whose law your opinion is based, i.e., the state law governing the indenture.





Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on accounting comments to Bret
Johnson,
Staff Accountant, at (202) 551-3753 or, in his absence, to Nathan Cheney, Assistant Chief Accountant, at (202) 551-3714. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to the undersigned at (202) 551-3767.


	Sincerely,



	Jennifer Hardy
	Branch Chief




cc: 	Robert J. Moorman
	Jason M. Brauser
	Stoel Rives LLP
	900 SW Fifth Avenue, Suite 2600
	Portland, Oregon 97204

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Howard L. Brown
Ahern Rentals, Inc.
October 26, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE